OMB APPROVAL
OMB Number: 3235-0167
UNITED STATES	Expires: August 31, 2027
SECURITIES AND EXCHANGE COMMISSION	Estimated average burden
Washington, D.C. 20549	hours per response…………1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-56579

BOXABL Inc.
(Exact name of registrant as specified in its charter)

5345 E. N. Belt Road, North Las Vegas, Nevada 89115 (702) 500-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Non-Voting Series A-3 Preferred Stock, $0.00001 par value

Non-Voting Series A-2 Preferred Stock, $0.00001 par value

Non-Voting Series A-1 Preferred Stock, $0.00001 par value

Non-Voting Series A Preferred Stock, $0.00001 par value

Common Stock, $0.00001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, BOXABL Inc. has caused this Certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 21, 2026	By:	/s/ Martin Noe Costas
	Name:	Martin Noe Costas
	Title:	Chief Financial Officer of BOXBL Inc., a Texas Corporation and successor in interest to the registrant.